December 1, 2006

Securities & Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: Kopp Funds, Inc. (Registration Nos.: 333-29687; 811-8267)

Ladies and Gentlemen:

Please be advised that Kopp Investment Advisors, LLC, the investment advisor to the Kopp Funds (the “Company”), has entered into an agreement with American Century Investment Management, Inc. (“American Century”) pursuant to which American Century will acquire the Company, subject to shareholder approval. The Company’s shareholders will vote on the acquisition at a special meeting scheduled for January 12, 2007. Assuming shareholder approval is obtained, the acquisition is scheduled to close on February 26, 2007.

As a result, the Company is hereby providing notice to you that, subject to the closing occurring on February 26th as planned, the Company is terminating its fidelity bond as of the close of business on February 26, 2007. In the event the close of the acquisition is rescheduled to a later date, we will notify you promptly and under such circumstances, the bond will terminate on such later date.

If you have any questions regarding the foregoing, please contact me at (414) 287-3010.

Sincerely,

/s/ Cheryl King

Cheryl King
Assistant Vice President